TANDY BRANDS ACCESSORIES, INC.
3631 WEST DAVIS SUITE A
DALLAS, TEXAS 75211
PHONE NUMBER: 214-519-5200
FAX NUMBER: 214-330-2810
January 14, 2010
VIA EDGAR
John Reynolds
Assistant Director
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Tandy Brands Accessories, Inc. Form 10-K for the fiscal year ended June 30, 2009, filed August 27, 2009 File No. 0-18927
Dear Mr. Reynolds:
     This letter sets forth the responses of Tandy Brands Accessories, Inc., a Delaware corporation (“TBAC”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 12, 2010 (the “Comment Letter”), with respect to the above-referenced filing.
     For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.
Form 10-K for Fiscal Year ended June 30, 2009
Item 9A(T) — Controls and Procedures, page 38
1.	We note your certifying officers concluded that your disclosure controls and procedures (“DC&P”) were effective as of June 30, 2009 in alerting management in a timely manner to material information required to be disclosed in your periodic SEC filings. However, this conclusion addresses only part of the definition of DC&P. Please confirm to us this statement does not qualify management’s conclusion of the effectiveness of DC&P as of June 30, 2009. You are not required to define DC&P but if you choose to do so, you must provide the entire definition. Please refer to Exchange Act Rule 13a-15(e). In future interim and annual filings, please ensure your disclosure includes the entire definition of DC&P or remove the definition in its entirety, as applicable. Please provide us with a draft of the disclosure you plan to file in future filings.
Response:
     We confirm to the Staff that the conclusion of our Chief Executive Officer and Chief Financial Officer “... that our disclosure controls and procedures were effective as of June 30, 2009 in alerting them in a timely manner to material information required to be disclosed by us in the reports we file with or submit to the Securities and Exchange Commission under the Exchange Act” does not qualify management’s conclusion of the effectiveness of our DC&P as of June 30, 2009.

Mr. John Reynolds
Assistant Director
January 14, 2010

Set forth below is a draft of the disclosure we plan to include in future filings.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of [date].
2.	As originally requested in the staff’s previous comment letter dated March 7, 2007, please remove the reference to “material information” as this phrase may be perceived as restrictive in your conclusions regarding the effectiveness of DC&P.
Response:
     In future filings, we will not include the word “material” in our disclosure. Please see the foregoing draft of the disclosure we plan to include in future filings.
Item 15 — Exhibits, page 41
3.	We do not locate any of the Exhibits or Schedules to the Credit Agreement attached to the filing as both Exhibit 4.3 and Exhibit 10.30. In your next periodic report, please refile the complete credit agreement, including all attachments, as an exhibit.
Response:
     In our next periodic report, we will refile as an exhibit the complete Credit Agreement dated as of February 12, 2008, including all attachments.

TBAC acknowledges that:
•	TBAC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TBAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at 214-519-5200 at your convenience.

Very truly yours,
/s/ M.C. Mackey
M. C. Mackey
Chief Financial Officer